UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2012

Commission File Number:  000-49650

TORM A/S

(Translation of registrant's name into English)

Tuborg Havnevej 18
DK-2900 Hellerup
Denmark
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Set forth herein as Exhibit 99.1 is a copy of Announcement No. 31 - 2012 issued by TORM A/S to The Copenhagen Stock Exchange on October 2, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TORM A/S (registrant)
Dated: October 2, 2012	By:	/s/ Jacob Meldgaard Name: Jacob Meldgaard Title: Chief Executive Officer

Exhibit 99.1

TORM signs restructuring agreement with its banks and time charter partners

“The restructuring agreement secures TORM substantial deferral of bank debt, new liquidity and savings from the restructured time charter book. This will enable TORM to become cash flow positive even at the current rate levels. The Company now has time to further secure the future, long-term capital structure. It has taken extraordinarily long time to reach this agreement and inflicted very high costs on the Company, but TORM will now be able to continue its business even in a continued difficult market,” says Chairman of the Board N. E. Nielsen.

“I am extremely satisfied that an out-of-court agreement has been signed. It has been a long process, but I am very pleased that our long-standing time charter partners and the banks have been supportive. TORM's organization now looks forward to devoting all of its focus solely on the customers and operations again,” says CEO Jacob Meldgaard.

* * *

Highlights of the restructuring

•	Current shareholders retain 10.0% ownership, compared to 7.5% communicated earlier

•	USD 100 million in new working capital facility available until 30 September 2014

•	Maturities for the existing bank debt of USD 1.8 billion are extended until 31 December 2016 with new uniform covenants and terms, and are divided into three tranches

•	Deferral of installments on the entire bank debt until 30 September 2014 and reduced repayments until 31 December 2016

•	Interest on existing debt is only paid if TORM has sufficient liquidity until at least 30 June 2014 with potential extension to 30 September 2014

•	Interest margin will be approximately 240 basis points on average for the existing bank debt

•	Mark-to-market savings estimated at approximately USD 270 million from amended time charter agreements

•	TORM expects to be cash flow positive even at the current rate levels

•	TORM anticipates technical completion of the agreement within approximately four weeks subject to certain common closing conditions

•
TORM forecasts a loss before tax of USD 350-380 million for the financial year of 2012 excluding accounting effects from the execution of the restructuring, further vessel sales and potential impairment charges

* * *

Announcement no. 31 / 2 October 2012	TORM signs restructuring agreement with its banks and time charter partners	Page 1 of 6

Context
Since 2010, TORM has worked on improving the Company’s capital structure and liquidity position e.g. by seeking to tap into different corporate bond markets. Due to the Company’s capital structure, its strategic position as a spot-oriented company and the generally challenging conditions in the capital markets, TORM was unable to obtain this type of financing. With the continuously low freight rates and cyclical low vessel values since fall 2011, TORM’s Board of Directors has not found it prudent to inject new equity in the Company as planned without substantial amendments to the existing credit facilities. In October 2011, TORM presented a proposal to the banks that combined an equity injection of USD 100 million with subscription rights for existing shareholders and a bank moratorium supported by TORM’s largest shareholders. The proposal was not accepted, but the Company achieved a standstill agreement with the banks, which has been extended several times during 2012 to secure that a long-term, comprehensive financing solution was found and implemented.

Throughout the whole process, TORM's Board of Directors and Executive Management have worked on avoiding bankruptcy or other in-court solutions in Denmark or abroad in order to best preserve value and put all stakeholders in the best possible position. However, as a precautionary measure a US "chapter 11" filing has also been negotiated and prepared in detail as part of the process. In the spring of 2012, TORM succeeded in obtaining conditional offers from reputable, international shipping investors as well as institutional investors, who were prepared to make new investments in the Company provided that substantially amended bank terms were agreed. However, the banks chose not to enter into substantive negotiations on the basis of any of these offers as they did not find the investor proposals sufficiently attractive.

Since fourth quarter of 2011 the Company’s liquidity situation has been tight, and the total bank debt could be called at any time at the banks’ discretion due to breaches of certain financial covenants. Through negotiations with the bank group during 2012 it became clear that the only achievable solution with the bank group would not provide immediate debt relief in the balance sheet nor any new equity contribution. However, the only solution that could be found was one where TORM gained time for a potential market improvement in order to best preserve shareholder value. Therefore, TORM signed a conditional agreement in principle with the banks and the major time charter partners regarding a long-term financing solution as stated in announcement no. 14 dated 4 April 2012 and elaborated in announcement no. 20 dated 23 April 2012. This agreement in principle forms the basis for the signed restructuring agreement, which has become very comprehensive and includes a number of supplementary agreements with certain counterparts, including amendments to TORM’s existing finance documentation. The banks have been advised by the international financial advisor Lazard & Co. ltd.

Content of the restructuring

Banks
As part of the restructuring TORM has secured a new working capital facility of USD 100 million until 30 September 2014 with first lien in the majority of the Company’s vessels.

The Company’s group of banks will through the implementation of the restructuring align key terms and conditions and financial covenants across all existing debt facilities, and all maturities on existing credit facilities will be adjusted to 31 December 2016.

The existing bank debt remains unimpaired at USD 1,793 million as of 30 June 2012. The book value of the fleet excluding financial lease vessels as of 30 June 2012 was USD 2,193 million. TORM’s quarterly impairment test as of 30 June 2012 supported the book value of the fleet based on the same test and principles as used by the Company since the Annual Report for 2009. Based on broker valuations, TORM’s fleet excluding financial lease vessels had a market value of USD 1,370 million as of 30 June 2012. The book value of the equity amounted to USD 435 million as of 30 June 2012.

Interest on the existing debt will only be paid if the Company has sufficient liquidity and otherwise the remainder will be rolled up until at least 30 June 2014 with potential extension until 30 September 2014. On average the interest margin will increase to approximately 240 basis points across the existing bank debt. The Company will pay interest on the new working capital facility until 30 September 2014.

Announcement no. 31 / 2 October 2012	TORM signs restructuring agreement with its banks and time charter partners	Page 2 of 6

The new financing agreements provides for a deferral of installment on the existing bank debt until 30 September 2014, in which period rescheduled principal amortizations will only fall due if the Company has sufficient liquidity. Provided that the Company generates sufficient cash, certain cash sweep mechanisms will apply. Annualized minimum amortizations of USD 100 million will commence with effect from 30 September 2014 until 31 December 2016. If vessels are sold, the related debt will fall due.

New financial covenants will apply uniformly across the bank debt facilities and will include:

•
Minimum liquidity: Cash plus available part of the USD 100 million working capital facility must exceed USD 50 million to be tested from 31 December 2012. This will later adjust to a cash requirement of USD 30 million by 30 September 2014 and USD 40 million by 31 March 2015

•
Loan-to-value ratio: A senior loan tranche of USD 1,020 million has been introduced out of the total bank debt of USD 1,793 million as of 30 June 2012. The senior tranche must have an initial agreed ratio of loan to TORM’s fleet value (excl. financial lease vessels) below 85% to be confirmed from 30 June 2013. This will gradually step down to 65% by 30 June 2016. The remaining bank debt of USD 773 million will be divided into additional two debt tranches both also have collateral in the vessels

•	Consolidated total debt to EBITDA: Initial agreed ratio of maximum 30:1 to be tested from 30 June 2013 and gradual step down to a 6:1 ratio by 30 June 2016

•	Interest cover ratio: Agreed EBITDA to interest ratio of initially minimum 1.4x by 30 June 2014 and gradual step up to 2.5x by 31 December 2015

The terms of the credit facilities will include a catalogue of additional covenants, including amongst others:

•	A change-of-control provision with a threshold of 25% of shares or voting rights

•	No issuance of new shares or dividend distribution without consent from the lenders

As part of the restructuring documentation, certain specific option rights have been agreed that may result in a sales process to be defined by TORM prior to 31 January 2013 for up to 22 vessels and repayment of the related debt. The options given to three bank facilities, which are subject to certain agreed terms and conditions, have a duration until 31 July 2014. One bank facility has given notice on five of the vessels. TORM will seek to maintain the vessels’ association with the Company.

Chartered-in tonnage
As part of the restructuring agreement, the time charter-in partners have accepted that the existing time charter-in contracts will either be permanently changed and rates will be aligned to market level with upside/downside split or allow for termination of the contracts with redelivery of vessels. These amendments result in a significant reduction of the Company's future time charter commitments. TORM estimates that the changes in time charter contracts correspond to a total positive nominal mark-to-market impact on TORM of approximately USD 270 million. A small number of time charter partners are not part of the restructuring. As part of the restructuring, TORM will redeliver 22 vessels ahead of original contract schedule to the time charter partners.

With this agreement, the Tanker Division has reduced the estimated average time charter-in costs for the first quarter of 2013 from USD/day 18,848 to USD/day 12,141. This is equal to a reduction in costs of -36%. In the same period, the Bulk Division has reduced the average time charter-in costs from USD/day 16,286 to USD/day 13,755. This is equal to -16%.

Expected ownership structure
The outstanding amount that the time charter partners have as a consequence of the amended contractual conditions as well as a fee to the banks are estimated at a total net present value of USD 200 million that will be converted into shares in the Company. The conversion to new share capital will take place in connection with the completion of the restructuring. The future ownership structure is hereafter expected to be as follows:

Shareholders	Expected ownership share
Existing shareholders	10.0%
Certain banks	72.7%
Time charter partners	17.3%
Total	100.0%

Announcement no. 31 / 2 October 2012	TORM signs restructuring agreement with its banks and time charter partners	Page 3 of 6

The equity allocation between the banks and the time charter-in partners has been separately agreed between them and is part of the Restructuring Agreement.

With the conversion of the consideration of USD 200 million in aggregate and the expected issuance of 655.2 million new shares, the implied subscription price for the new shares will be DKK 1.79 (approximately USD 0.31 per share). The Company will apply to have the new shares admitted to trading and official listing on NASDAQ OMX Copenhagen after the completion of all conditions to the restructuring and following the preparation and publication of a listing prospectus. The new shareholders have not undertaken any lock-up obligations with respect to the Company. However, the new shareholders are responsible for compliance with local securities laws including applicable transfer restrictions under U.S. law and other relevant jurisdictions as well as restrictions for deposit of the new shares in exchange for American Depositary Shares ("ADSs") listed on NASDAQ Capital Market under TORM’s ADS program.

The basis of the Board of Directors’ decision
Since September 2011, TORM has retained the assistance of the international, financial advisor Evercore Group LLC. In addition, the Board of Directors has obtained a valuation opinion letter from the international investment advisor Moelis & Company UK LLP and a preliminary valuation report from the accounting firm Ernst & Young PS with respect to the debt conversion and the issue of the new shares to be issued to the banks and the time charter partners in connection with the restructuring. The valuation report will be finally confirmed on the date of completion.

Having carefully considered the financial and operational position of the Company and the opinion letter from Moelis & Company UK LLP, it is the Board of Directors’ assessment that it is in the best interests of the Company, its shareholders, creditors, other stakeholders and other interested parties to issue the new shares in the Company against conversion of the consideration of USD 200 million from time charter partners and banks to allow TORM to continue its operations without an in-court reconstruction or similar proceedings.

The issuance of the new shares will take place pursuant to an authorization granted to the Board of Directors at the Annual General Meeting on 23 April 2012. The Board of Directors was among others authorized to increase the share capital by issuance of new shares at a rate discounted to the market price against payment in cash, conversion of debt or contribution of assets other than cash without pre-emptive subscription rights.

Conditions and time plan
The technical completion of the restructuring is subject to certain conditions and terms including among others completion of loan documentation and documentation required for issuance of new shares and that no termination event has occurred including no occurrence of a material adverse change. In addition, the restructuring is subject to an exemption from the Danish mandatory takeover rules following completion of the restructuring. In this regard, the banks have obtained a positive non-binding statement from the Danish Financial Supervisory Authority. The completion date is anticipated to take place within approximately four weeks. The exact date will be announced later.

In connection with completion of the restructuring, the Board of Directors intends to implement the Annual General Meeting’s decision to decrease the share capital of the Company by decreasing the nominal amount per share (denomination) from DKK 5.00 to DKK 0.01.

As part of the restructuring, TORM will make substantial changes to the internal legal group structure of the Company to align it with the individual loan facilities. This involves transfer of vessels to separate legal entities in Denmark and Singapore. All legal entities will ultimately be owned by TORM A/S.

At a later stage, TORM will convene an Extraordinary General Meeting with the purpose of i) adopting changes to the Articles of Association, including certain minority protection rights pursuant to which the Company cannot issue shares against conversion of debt or issue shares without pre-emptive rights for existing shareholders without the consent of shareholders representing at least 90% of the share capital and voting rights at the general meeting, as well as ii) electing new Board members.

Announcement no. 31 / 2 October 2012	TORM signs restructuring agreement with its banks and time charter partners	Page 4 of 6

Outlook 2012
TORM has until now not provided financial guidance for 2012 given the considerable uncertainty about TORM’s situation and the potential changes to the Company’s business model that may have followed from the restructuring. Assuming completion of the restructuring and a continuation of the current freight rate levels, TORM forecasts a loss before tax of USD 350-380 million for the financial year 2012 excluding accounting effects from the execution of the restructuring, further vessel sales and potential impairment charges. The guidance includes special items of USD -107 million derived from impairment losses of USD 42 million related to FR8 and USD 65 million in restructuring costs – primarily fees to advisors of the Company’s creditors and TORM. The accounting effects of the restructuring will be described in the listing prospectus. TORM forecasts to draw down approximately USD 50 million on the new working capital facility upon completion. The Company expects to comply with the minimum liquidity covenant of USD 50 million by end of 2012.

As approximately 5,637 earning days for 2012 are unfixed as at 30 September 2012, a change in freight rates of USD/day 1,000 will impact profit before tax by USD 6 million.

Contact TORM A/S N. E. Nielsen, Chairman, tel.: +45 4243 3343 Jacob Meldgaard, CEO, tel.: +45 3917 9200 Roland M. Andersen, CFO, tel.: +45 3917 9200 C. Søgaard-Christensen, IR, tel.: +45 3076 1288	Tuborg Havnevej 18 DK-2900 Hellerup, Denmark Tel.: +45 3917 9200 / Fax: +45 3917 9393 www.torm.com

About TORM
TORM is one of the world’s leading carriers of refined oil products as well as a significant player in the dry bulk market. The Company operates a fleet of approximately 120 modern vessels in cooperation with other respected shipping companies sharing TORM’s commitment to safety, environmental responsibility and customer service.

TORM was founded in 1889. The Company conducts business worldwide and is headquartered in Copenhagen, Denmark. TORM’s shares are listed on NASDAQ OMX Copenhagen (ticker: TORM) and on NASDAQ in New York (ticker: TRMD). For further information, please visit www.torm.com.

Safe Harbor statements as to the future
Matters discussed in this release may constitute forward-looking statements and may be more detailed than regular practice. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and statements other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although TORM believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, TORM cannot guarantee that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward- looking statements include the conclusion of definitive waiver documents with our lenders, the strength of the world economy and currencies, changes in charter hire rates and vessel values, changes in demand for “tonne miles” of oil carried by oil tankers, the effect of changes in OPEC’s petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry-docking, changes in TORM’s operating expenses, including bunker prices, dry-docking and insurance costs, changes in the regulation of shipping operations, including requirements for double hull tankers or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by TORM with the US Securities and Exchange Commission, including the TORM Annual Report on Form 20-F and its reports on Form 6-K.

Forward-looking statements are based on management’s current evaluation, and TORM is only under an obligation to update and change the listed expectations to the extent required by law

Announcement no. 31 / 2 October 2012	TORM signs restructuring agreement with its banks and time charter partners	Page 5 of 6

Appendix 1: Coverage table as of 30 September with new time charter rates:

	2012	2013	2014	2012	2013	2014
		Owned days
LR2	799	2,824	2,904
LR1	637	2,509	2,509
MR	3,427	14,037	14,075
Handysize	1,001	3,975	3,944
Tanker division	5,864	23,344	23,432
Panamax	180	726	694
Handymax	-	-	-
Bulk division	180	726	694
Total	6,044	24,070	24,126

	T/C in days at fixed rate			T/C in costs, USD/day
LR2	-	-	-	-	-	-
LR1	785	75	-	17,914	11,000	-
MR	242	1,049	726	13,188	14,046	15,145
Handysize	-	-	-	-	-	-
Tanker division	1,027	1,124	726	16,800	13,843	15,145
Panamax	580	1,964	1,817	14,177	12,880	12,386
Handymax	278	-	-	13,059	-	-
Bulk division	858	1,964	1,817	13,815	12,880	12,386
Total	1,885	3,088	2,543	15,441	13,230	13,174

	T/C days at floating rate
LR2	182	726	725
LR1	-	-	-
MR	91	363	363
Handysize	-	-	-
Tanker division	273	1,089	1,088
Panamax	91	726	411
Handymax	147	363	363
Bulk division	238	1,089	774
Total	511	2,178	1,862

		Total physical days		Covered days
LR2	981	3,550	3,629	176	391	337
LR1	1,422	2,584	2,509	236	365	175
MR	3,760	15,449	15,164	634	743	-
Handysize	1,001	3,975	3,944	30	-	-
Tanker division	7,164	25,557	25,246	1,076	1,499	512
Panamax	851	3,416	2,922	1,161	720	25
Handymax	425	363	363	566	1,177	869
Bulk division	1,276	3,779	3,285	1,727	1,897	895
Total	8,440	29,336	28,531	2,803	3,397	1,407

	Covered %			Covered days
LR2	18%	11%	9%	15,687	16,650	16,617
LR1	17%	14%	7%	14,228	15,666	15,666
MR	17%	5%	0%	13,759	13,932	-
Handysize	3%	0%	0%	5,378	-	-
Tanker division	15%	6%	2%	13,944	15,063	16,292
Panamax	137%	21%	1%	11,599	14,873	20,070
Handymax	133%	324%	240%	11,073	13,709	16,508
Bulk division	135%	50%	27%	11,427	14,151	16,609
Total	33%	12%	5%	12,393	14,553	16,494

Fair value of freight rate contracts that are mark-to-market in the income statement (USD m):
Contracts not included above                                            0.0
Contracts included above                                                   8.4

Notes
Actual no. of days can vary from projected no. of days primarily due to vessel sales and delays of vessel deliveries. T/C in days at fixed rate do not include effects from profit split arrangements. T/C in days at floating rate determine rates at entry of each quarter, and then TORM will recieve approx. 10% profit/loss compared to this rate.

Announcement no. 31 / 2 October 2012	TORM signs restructuring agreement with its banks and time charter partners	Page 6 of 6